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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                             Form 20-F_X_   Form 40-F___

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                              Yes___         No_X_

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes___         No_X_

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                              Yes___         No_X_

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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ENDESA Participadas Sells Nueva Nuinsa, S.L. to Valoriza Gestion, S.A.,
Subsidiary of the Sacyr Vallehermoso Group, for Euro 93.9 Million

     NEW YORK--(BUSINESS WIRE)--May 12, 2005--ENDESA Participadas, wholly owned by ENDESA (NYSE:ELE) has gone ahead with the sale of Nueva Nuinsa, S.L. to Valoriza Gestion S.A., subsidiary of Sacyr Vallehermoso, for Euro 93.9 million. Nueva Nuinsa owns a number of property assets and shareholdings in services companies.
     The gross capital gain deriving from the sale amounts to Euro 13 million. This sale falls within the framework of ENDESA's Strategic Plan which envisages the divestment of non-core assets.
     This operation is subject to the compulsory condition of obtaining the pertinent authorisation from the anti-trust authorities.

     * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


     CONTACT: ENDESA North America Investor Relations Office
              David Raya, 212-750-7200
              http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: May 12th, 2005                   By: /s/ David Raya
                                            ------------------------------------
                                        Name:  David Raya
                                        Title: Manager of North America Investor
                                               Relations